For Immediate Release                                          February 12, 2003

                      Earnings Decline at Bowl America

Bowl America Incorporated reported that second quarter per share earnings declined from $.23 a year ago to $.20. Six months earnings were down from $.31 to $.25 per share.

Operating one less location in the current year contributed to the decline. Income from the Company's reserves also declined reflecting lower interest rates, although dividends received from security holdings were slightly higher. Insurance costs for the quarter were up substantially from the previous year's quarter, however the rate of increase is expected to slow with renewals due in the third quarter.

Games bowled at comparable centers increased marginally but per game revenues were down as a result of promotional pricing during normally slow times. Traffic created by these promotions has continued strong into January.

The Company today paid a $.12 quarterly dividend and expects this to be the thirty-first consecutive year of increased dividends. Bowl America operates nineteen bowling centers in Maryland, Virginia and Florida and its Class A Common Stock trades on the American Stock Exchange with the symbol BWLA. The Company's Form 10-Q is available at www.sec.gov on the Edgar System.